FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management

Except as otherwise indicated by an asterix (*), the information in the Risk and capital management section on pages 78 to 143 has been reviewed by the Group's external auditors as part of the half year report.

Presentation of information

The disclosures in this section have been prepared to include only those business units of ABN AMRO that have been retained by RBS.

Overview*

Risk and capital management across the Group is based on the risk appetite set by the Board, which sets strategic direction, contributes to, and ultimately approves annual plans for each division and regularly reviews and monitors the Group's performance in relation to risk through monthly risk management reports and meetings.

The Group's 2009 accounts articulate the enhanced risk governance structure implemented to support execution of the Group's risk and capital management strategy.  In the first half of 2010, the Group's risk appetite has been reviewed by the Board and the Group's strategic plans have been reassessed and are aligned to that appetite.

* not reviewed

Risk and capital management (continued)

Capital

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group's regulatory capital resources calculated in accordance with FSA definitions are set out below.

	30 June 2010	31 March 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	72,058	70,830	69,890
Minority interests	2,109	2,305	2,227
Adjustments for:
- Goodwill and other intangible assets - continuing businesses	(14,482)	(14,683)	(14,786)
- Goodwill and other intangible assets - discontinued businesses	(757)	(678)	(238)
- Unrealised losses on available-for-sale (AFS) debt securities	1,553	1,654	1,888
- Reserves: revaluation of property and unrealised gains on AFS equities	(117)	(209)	(207)
- Reallocation of preference shares and innovative securities	(548)	(656)	(656)
- Other regulatory adjustments	(1,229)	(833)	(950)
Less excess of expected losses over provisions net of tax	(1,903)	(2,197)	(2,558)
Less securitisation positions	(2,004)	(1,858)	(1,353)
Less APS first loss	(4,936)	(4,992)	(5,106)

Core Tier 1 capital	49,744	48,683	48,151
Preference shares	5,630	10,906	11,265
Innovative Tier 1 securities	4,768	2,857	2,772
Tax on the excess of expected losses over provisions	759	876	1,020
Less deductions from Tier 1 capital	(271)	(347)	(310)

Total Tier 1 capital	60,630	62,975	62,898

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	117	209	207
Collective impairment provisions	763	769	796
Perpetual subordinated debt	1,839	4,301	4,200
Term subordinated debt	16,829	18,742	18,120
Minority and other interests in Tier 2 capital	11	11	11
Less deductions from Tier 2 capital	(4,937)	(5,278)	(5,241)
Less APS first loss	(4,936)	(4,992)	(5,106)

Total Tier 2 capital	9,686	13,762	12,987

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,016)	(4,123)	(4,068)
- Other investments	(176)	(416)	(404)
Other deductions	(274)	(73)	(93)

Deductions from total capital	(4,466)	(4,612)	(4,565)

Total regulatory capital	65,850	72,125	71,320

Risk and capital management(continued)

Capital (continued)

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

Risk-weighted assets*
Credit risk	409,400	433,200	410,400
Counterparty risk	80,200	55,000	56,500
Market risk	70,600	62,000	65,000
Operational risk	37,100	35,300	33,900

	597,300	585,500	565,800
Asset Protection Scheme relief	(123,400)	(124,800)	(127,600)

	473,900	460,700	438,200

	30 June 2010	31 March 2010	31 December 2009
Risk asset ratio*	%	%	%

Core Tier 1	10.5	10.6	11.0
Tier 1	12.8	13.7	14.4
Total	13.9	15.7	16.3

Key points*

•	Risk-weighted assets increased by 3% to £474 billion between Q1 2010 and Q2 2010.

•	The RWAs relating to credit and counterparty risk in aggregate were broadly flat. The increase in market risk RWAs was due to a new event risk charge.

* not reviewed

Risk and capital management (continued)

Regulatory developments*

European Directives

The European Commission has issued various proposals to change the Capital Requirements Directive (CRD).

The first set of changes (usually referred to as CRD2) dealing with own funds, large exposures, supervisory arrangements and crisis management must be applied from 31 December 2010.

The second set of changes (dealing primarily with capital requirements for the trading book and re-securitisations, and remuneration requirements - CRD3), has taken longer to go through the EU legislative process. It is expected that CRD3 will be adopted by the EU in the near future, and that the provisions on remuneration will take effect as of 1 January 2011, and the deadline for implementing CRD3's capital requirements will be 31 December 2011.

The consultative paper on the third set of changes (CRD4) dealing with the definition of capital, capital requirements for counterparty exposures on derivatives, repurchase agreements and securities financing activities, introduction of a leverage ratio, countercyclical capital measures and minimum liquidity standards is anticipated shortly after the finalisation of the Basel Committee's proposals on these matters.

Basel Committee on Banking Supervision

In December 2009, the Basel Committee issued proposals to strengthen the capital and liquidity of banks.  The key elements include: raising the quality, consistency and transparency of regulatory capital; increased capital requirements for counterparty exposures on derivatives, repurchase agreements and securities financing activities; the introduction of a leverage ratio; promotion of countercyclical measures to encourage build up of capital buffers and more forward-looking provisioning based on expected losses instead of the current 'incurred loss' provisioning model; and the introduction of a global minimum liquidity standard for internationally active banks, including a short-term liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio. The Committee is carrying out an impact assessment to calibrate the new requirements before issuing final proposals by the end of 2010 for a phased implementation commencing in 2012.

The Committee is continuing to work on its proposals to strengthen the capital and liquidity of banks issued in December 2009 in the light of comments received from the industry and the results of the quantitative impact study. A complete package of reforms, including design and calibration, is expected to be delivered in time for the November 2010 G20 leaders summit in Seoul.

The Group is working with trade bodies and also responding directly to the various consultations.

* not reviewed

Risk and capital management(continued)

Regulatory developments* (continued)

US

The US has passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. This includes provisions covering: (i) the establishment of a Financial Stability Oversight Council to monitor systemic risk, including the identification of systemically important firms which will be subject to stricter prudential measures; (ii) setting up a liquidation process for failed firms without recourse to the taxpayer; (iii) increased scrutiny of private equity and hedge funds; (iv) the preclusion of most proprietary trading and limits the amount of a bank's investments in private equity and hedge firms; (v) regulation of derivatives, requiring most over-the-counter instruments to be routed through exchanges and clearing houses and riskier derivatives to be undertaken by a banks' affiliates. The various US regulators must now develop the necessary rules to implement the Act.

* not reviewed

Risk and capital management(continued)

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets*

Credit risk assets consist of gross loans and advances (including overdraft facilities), instalment credit, trade finance, finance lease receivables, trade-related instruments, financial guarantees and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 100) are excluded.  Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.  During the first quarter of 2010, the integration of RBS N.V. onto the Group's risk management and reporting systems was substantially completed.  Prior period figures were revised to reflect the alignment of RBS N.V. data definitions and specifications with Group standards.

The table below analyses the Group's credit risk assets by division.

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

UK Retail	105,611	102,978	103,029
UK Corporate	108,965	112,142	110,009
Wealth	17,481	17,010	16,553
Global Banking & Markets	181,285	204,397	205,588
Global Transaction Services	36,775	38,360	32,428
Ulster Bank	40,523	43,617	42,042
US Retail & Commercial	55,177	54,758	52,104
Other	17,982	3,520	3,305

Core	563,799	576,782	565,058
Non-Core	143,072	154,903	158,499

Group	706,871	731,685	723,557

Key points

•	The aggregate portfolio continued to contract during the first half of the year, driven by a 10% reduction in Non-Core.

•	The reduction in Global Banking & Markets, in part, reflects a transfer of liquidity management activity to Group Treasury, now reported under 'Other' in the table above.

•	The growth in US Retail & Commercial reflects the weakening of Sterling against US dollar in the period - in constant currency terms, the portfolio contracted by 2%.

* not reviewed

Risk and capital management(continued)

Credit risk (continued)

Credit risk assets: Country concentration risk*

The country risk table below shows credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below, from Standard & Poor's, Moody's and/or Fitch, and is stated gross of mitigating action, which may have been taken to reduce or eliminate exposure to country risk events.

	Personal	Central and local government	Banks and financial institutions	Corporate	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Italy	28	165	2,210	3,495	5,898	3,607	2,291
India	458	2	1,616	3,800	5,876	5,033	843
China	39	118	1,862	1,097	3,116	2,784	332
Turkey	11	297	555	1,757	2,620	1,742	878
South Korea	1	-	1,537	965	2,503	2,438	65
Russia	66	-	217	1,938	2,221	2,024	197
Mexico	1	42	189	1,339	1,571	1,065	506
Brazil	4	-	1,127	334	1,465	1,311	154
Romania	445	80	214	680	1,419	31	1,388
Poland	8	20	94	1,205	1,327	1,175	152
Portugal	6	21	414	811	1,252	846	406
Pakistan	129	1	197	837	1,164	129	1,035

31 December 2009
Italy	27	91	1,704	5,697	7,519	3,921	3,598
India	619	305	1,045	3,144	5,113	4,308	805
China	51	50	1,336	1,102	2,539	2,198	341
Turkey	11	302	628	2,010	2,951	2,190	761
South Korea	1	-	1,575	1,448	3,024	2,916	108
Russia	41	-	172	2,045	2,258	1,782	476
Mexico	1	2	276	1,304	1,583	694	889
Brazil	3	-	902	423	1,328	1,113	215
Romania	508	102	438	753	1,801	66	1,735
Poland	6	57	85	1,582	1,730	1,617	113
Portugal	5	42	324	1,007	1,378	952	426
Pakistan	137	8	203	573	921	100	821

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - by country concentration risk* (continued)

Key points

•

Under the Group's country risk framework, country exposures continue to be closely managed; both those countries that represent a larger concentration and those that, under the country watch list process, have been identified as exhibiting signs of actual or potential stress. The latter includes countries in the eurozone facing fiscal pressures and rising debt service costs.

•

Credit risk assets relating to most of the countries listed in the table above have declined. This reflected active exposure management, including Turkey, Romania and South Korea. In addition to overall exposure reductions, granular portfolio reviews were and continue to be undertaken with an eye to adjusting the tenor profile and robustness under stress of the Group's country portfolios to ongoing country developments. Some countries in Asia have seen moderate increases including two of the Group's strategic primary countries in this region, China and India, following reductions in 2008-2009.

•

Eurozone country exposures were and continue to be tightly managed given the pressures on vulnerable member states. Overall reductions, in-depth reviews and de-risking of portfolios were applied to Greece, Spain, Portugal, Italy and Ireland. The implications of this active portfolio management for Italy and Portugal are shown in the table above. Credit risk assets relating to Greece were £632 million at 30 June 2010 (31 December 2009 - £849 million). The equivalent for Spain (rated AA/Aaa/AA+ by S&P/Moody's/Fitch) was £10,637 million (31 December 2009 - £10,841 million), and for the Republic of Ireland (rated AA/Aa2/AA-, respectively) was £47,934 million (31 December 2009 - £52,289 million). The Group's gross and net exposures to central and local governments of the thirty European Economic Area countries were disclosed on 23 July 2010 in the context of the EU stress test exercise.  The Group continued to reduce exposures to countries with credit ratings of A+ or below during the second quarter of 2010.

•	Debt securities exposure on a number of countries with total balances greater than £0.5 billion are detailed on page 102.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets by industry and geography*

Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses the Group's credit risk assets by industry sector and geography.

	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Personal	120,740	21,462	38,761	1,888	91	1,309	184,251	166,141	18,110
Banks and financial institutions	35,976	64,846	32,822	16,602	9,729	5,234	165,209	143,484	21,725
Property	60,473	24,867	8,427	1,937	3,188	712	99,604	55,522	44,082
Transport and storage	15,006	10,443	7,574	6,133	2,886	7,129	49,171	32,231	16,940
Manufacturing	8,199	9,589	6,942	2,807	1,201	3,652	32,390	26,505	5,885
Public sector	12,471	6,342	7,989	2,837	257	749	30,645	27,752	2,893
Wholesale and retail trade	15,530	7,289	5,137	1,003	581	914	30,454	24,409	6,045
TMT (2)	6,926	6,400	4,152	2,668	562	1,264	21,972	14,642	7,330
Building	10,097	6,650	1,822	596	176	825	20,166	15,521	4,645
Tourism and leisure	11,975	2,634	2,329	775	604	338	18,655	15,552	3,103
Business services	9,675	3,006	2,390	950	1,021	638	17,680	14,303	3,377
Natural resources and nuclear	2,436	2,378	5,211	1,958	918	2,756	15,657	12,247	3,410
Power, water and waste	4,667	4,106	3,387	1,200	1,138	993	15,491	10,205	5,286
Agriculture and fisheries	3,122	891	1,265	147	42	59	5,526	5,285	241

	317,293	170,903	128,208	41,501	22,394	26,572	706,871	563,799	143,072

31 December 2009
Personal	118,050	23,596	37,679	3,072	63	1,368	183,828	163,549	20,279
Banks and financial institutions	40,415	75,937	24,273	15,739	10,004	5,182	171,550	149,166	22,384
Property	62,507	27,802	8,323	2,480	2,902	429	104,443	58,009	46,434
Transport and storage	14,887	7,854	7,265	5,475	2,592	7,168	45,241	30,030	15,211
Manufacturing	9,283	13,998	7,690	3,483	1,559	3,848	39,861	30,249	9,612
Public sector	11,171	5,120	5,899	2,452	300	723	25,665	22,219	3,446
Wholesale and retail trade	15,712	7,642	5,573	1,531	843	1,344	32,645	24,787	7,858
TMT (2)	7,716	8,689	5,039	2,117	697	1,502	25,760	15,424	10,336
Building	10,520	7,607	1,882	985	203	897	22,094	16,945	5,149
Tourism and leisure	11,581	2,922	2,626	786	632	499	19,046	15,439	3,607
Business services	9,206	2,337	2,605	790	1,259	533	16,730	13,980	2,750
Natural resources and nuclear	2,592	2,999	5,447	1,355	1,442	2,375	16,210	11,149	5,061
Power, water and waste	4,810	4,950	3,470	1,212	1,625	965	17,032	10,836	6,196
Agriculture and fisheries	937	667	1,615	92	59	82	3,452	3,276	176

	319,387	192,120	119,386	41,569	24,180	26,915	723,557	565,058	158,499

Notes:

(1)	'Other' comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(2)	Telecommunication, media and technology.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets by industry and geography* (continued)

Key points

•	Reductions occurred across most industry sectors and geographic regions.

•

Growth in North America is in part attributable to the 8% weakening of sterling against the US dollar during the period with the remainder relating to the growth in mostly short-term exposures to banks and public sector entities.

Credit risk assets by asset quality band

Internal reporting and oversight of risk assets is principally differentiated by credit grades.  Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type.  All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios.  Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on the audience and business needs.

The table below analyses the Group's credit risk assets by asset quality banding.

		30 June 2010				31 December 2009
Asset quality band	Probability of default range	Core £m	Non-Core £m	Total £m	% of total	Core £m	Non-Core £m	Total £m	% of total

AQ1	0% - 0.03%	152,573	22,617	175,190	24.8	149,132	23,226	172,358	23.8
AQ2	0.03% - 0.05%	16,430	2,830	19,260	2.7	18,029	3,187	21,216	2.9
AQ3	0.05% - 0.10%	31,101	4,394	35,495	5.0	26,703	7,613	34,316	4.7
AQ4	0.10% - 0.38%	73,595	14,062	87,657	12.4	78,144	18,154	96,298	13.3
AQ5	0.38% - 1.08%	90,451	20,797	111,248	15.7	92,908	24,977	117,885	16.3
AQ6	1.08% - 2.15%	76,995	15,070	92,065	13.0	76,206	18,072	94,278	13.0
AQ7	2.15% - 6.09%	44,440	17,718	62,158	8.8	44,643	15,732	60,375	8.3
AQ8	6.09% - 17.22%	17,079	3,880	20,959	3.0	18,923	4,834	23,757	3.4
AQ9	17.22% - 100%	10,845	8,204	19,049	2.7	11,589	8,074	19,663	2.7
AQ10	100%	18,320	22,464	40,784	5.8	16,756	22,666	39,422	5.5
Other (1)		31,970	11,036	43,006	6.1	32,025	11,964	43,989	6.1

		563,799	143,072	706,871	100.0	565,058	158,499	723,557	100.0

Note:

(1)

'Other' largely comprises assets covered by the standardised approach for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Key points

•	Negative credit grade migration continued to moderate during the period.

•	Growth in credit AQ10 (default) exposures slowed, notably in the second quarter of 2010, as a consequence of a reduced flow of new defaults and the restructuring of existing defaulted cases.

•

These moderating trends are evident in most of the Group's portfolios.  A notable exception is Ulster Bank where economic weakness continues to impact portfolio trends, particularly in the property sector where the stock of defaulted assets (AQ10) continues to grow.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets*

Key credit portfolios

The following discussions analyse the credit risk assets relating to certain key credit portfolios.

Personal lending

The following table analyses the credit risk assets of the personal lending portfolio.

	30 June 2010	31 December 2009
Personal credit risk assets (1)	£m £m	£m

UK Retail:
- Mortgage	89,065	85,529
- Cards, loans and overdrafts	19,174	20,316
Ulster Bank:
- Mortgage	20,497	22,304
- Other personal	1,047	1,172
Citizens:
- Mortgage	26,948	26,534
- Auto and cards	6,412	6,917
- Other - mainly student loans and recreational vehicles/marine	4,645	4,205
EMEA and Asia Pacific Non-Core	1,780	3,084
Other	14,683	13,767

	184,251	183,828

Note:

(1)	Analysis includes Core and Non-Core but does not compare to divisional analysis on page 83.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Personal lending (continued)

Residential mortgages

The table below analyses the distribution of residential mortgages by loan-to-value (LTV) (indexed) of the main mortgage brands in each of the Group's three main consumer markets.

	UK Retail		Ulster Bank		Citizens
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009 (2)
By average LTV (1)%		%	%	%	%	%

<= 50%	39.1	39.2	35.3	40.7	26.4	26.4
> 50% and <= 60%	10.2	10.1	8.1	7.6	7.8	7.8
> 60% and <= 70%	12.3	10.9	7.0	7.6	9.3	8.8
> 70% and <= 80%	13.9	13.3	6.9	7.5	13.4	12.4
> 80% and <= 90%	11.7	11.2	7.0	8.0	13.8	13.9
> 90% and <= 100%	7.1	7.6	7.8	9.0	10.4	11.3
> 100%	5.7	7.7	27.9	19.6	18.9	19.4

Total portfolio average LTV	58.2	59.1	69.3	62.5	74.4	74.5

Average LTV on new originations during the period	68.9	67.2	77.1	72.8	65.0	62.6

Notes:

(1)	LTV averages are calculated by transaction volume.
(2)	Restated to reflect updated data and analysis completed after the reporting date.

The table below details the residential mortgages which are three months or more in arrears (by volume).

	30 June 2010	31 December 2009
	%	%

UK Retail (1)	1.8	1.8
Ulster Bank	4.8	3.3
Citizens	1.3	1.5

Note:

(1)

Based on the 3+ month arrears rate for RBS and NatWest (76% of standard mortgages) together with the equivalent collections status flag for RBS/NatWest offset and other brand mortgages.  The 3+ arrears rate also includes accounts in repossession and cases with shortfalls post property sale. The 'One Account' current account mortgage is excluded (£8 billion of assets), which had 0.7% of accounts 90 days continually in excess of the limit at June 2010 (31 December 2009 - 0.6%).

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Personal lending sectors: Residential mortgages (continued)

UK residential mortgages

The UK Retail mortgage portfolio totalled £89.1 billion at 30 June 2010, an increase of 4% from 31 December 2009, due to strong growth and lower redemption rates. Of the total portfolio, 98% is designated as Core business with the primary brands being RBS, NatWest and the One Account.  The assets comprise prime mortgage lending and include 6.7% or £5.9 billion (31 December 2009 - £5.6 billion) of exposure to residential buy-to-let. There is a small legacy self certification book (0.4% of total assets) which was withdrawn from sale in 2004.

UK gross new mortgage lending in the six months to 30 June 2010 was strong at £7.6 billion. The average LTV for new business in the same period was 68.9% compared to 68.7% in the second half of 2009 and 67.2% for the full year 2009. LTV for mortgages that are awaiting drawdown at 30 June 2010 (63%) is lower than the levels seen for completions in Q2 2010.  The maximum LTV available to new customers remains at 90%.  The book averaged indexed LTV,  based on the Halifax House Price Index to March 2010, has declined to 58.2% from 59.1% at year end 2009 influenced by recent favourable house price movements with the proportion of balances in negative equity at 30 June 2010 dropping to 7.5% from 10.9% at 31 December 2009.

After a period of deterioration the arrears rate (three or more payments missed) has stabilised and stood at 1.8% at 30 June 2010 (31 December 2009 - 1.8%, 30 June 2009 - 1.7% and 31 December 2008 - 1.4%).  The arrears rate on the buy-to-let portfolio was 1.5% at 30 June 2010 (31 December 2009 - 1.6% and 30 June 2009 - 1.6%).

The mortgage impairment charge was £96 million in the H1 2010 compared with the FY 2009 of £129 million, with a proportion of the H1 2010 charge being the result of assumption changes reflecting reduced expectations of recovery on defaulted debt. Underlying default trends have improved in the first half of 2010 compared with the previous six month period.  Provisions cover has increased to 0.32% at 30 June 2010 from 0.25% at 31 December 2009. Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

A number of initiatives aimed at supporting customers experiencing financial difficulties remain in place and the Group does not initiate repossession proceedings for at least six months after arrears are evident. The level of possessions has remained at similar levels to that observed in the second half of 2009.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Personal lending sectors: Residential mortgages (continued)

Ulster Bank residential mortgages

The residential mortgage portfolio across the Ulster Bank brand totalled £20.5 billion at 30 June 2010; 90% of the portfolio is in the Republic of Ireland and 10% in Northern Ireland. Portfolio size declined by 10% in the period in the Republic of Ireland from 31 December 2009 with Northern Ireland increasing by 7% over the same period.

The increase in the percentage of the portfolio in negative equity is driven by continuing house price depreciation in the Republic of Ireland in the first half of the year. The arrears rate continues to increase owing to the continued challenging economic environment.  At 30 June 2010, the arrears rate was 4.8%, compared with 3.3% at 31 December 2009.  The impairment charge to June 2010 was £109 million compared with £43 million H1 2009 and £115 million for the full year 2009.  Repossessions in H1 2010 totalled 43, compared with 96 for FY 2009; 72% of the repossessions were voluntary.

Ulster Bank has a number of initiatives in place aimed at increasing the level of support to customers experiencing financial difficulties. At 30 June 2010, 3% of customers were on forbearance arrangements.

Citizens residential mortgages

Citizens total residential real estate portfolio totalled $40.4 billion at 30 June 2010 (31 December 2009 - $42.5 billion).  The real estate portfolio comprises $10.5 billion (Core - $9.3 billion, Non-Core - $1.2 billion) of first lien residential mortgages and $29.8 billion (Core - $24.4 billion, Non-Core - $5.4 billion Non-Core) of home equity loans and lines (first and second lien). Home equity loans in Core consist of 47% first lien positions while Non-Core consists of 97% second lien positions. The Core business comprises 84% of the portfolio and Non-Core comprises 16% with the serviced by others (SBO) portfolio being the largest component (76%) of the Non-Core portfolio.

Citizens continues to focus on the 'footprint states' of New England, Mid Atlantic and Mid West targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.  At 30 June 2010, the portfolio consisted of $32.4 billion (80% of the total portfolio) in these footprint states.

The SBO portfolio consists of purchased pools of home equity loans and lines (96% second lien) whose current LTV (30 June 2010 - 107%) and geographic profiles (outside of Citizens footprint - 73%) have resulted in an annualised charge-off rate of 12.2% in H1 2010.  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $5.5 billion at 31 December 2009 to $5.0 billion at 30 June 2010.  The arrears rate of the SBO portfolio has decreased from 3.1% at 31 December 2009 to 2.5% at 30 June 2010 due to more effective account servicing and collections following a systems conversion in 2009.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Personal lending sectors: Residential mortgages (continued)

Citizens residential mortgages (continued)

The current weighted average LTV of the real estate portfolio reduced slightly from 74.5% at 31 December 2009 to 74.4% at 30 June 2010, due to lower LTV for new originations (65.0%), pay-downs and marginal house price declines in H1 2010. The current weighted average of the real estate portfolio excluding SBO is 68.3%.

The arrears rate decreased slightly from 1.5% at 31 December 2009 to 1.3% at 30 June 2010. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines. Citizens participates in the US government home modification programme, alongside other bank-sponsored initiatives. The cumulative effect of these arrangements has helped the Group's customers. Modified balances were $505 million at 30 June 2010 compared with $235 million at 31 December 2009.

Personal lending sectors: Consumer lending

The Group's consumer lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts.  The majority of consumer lending exposures are in the UK and the US.  The table below shows loans and impairment charges as a proportion of average loans and advances.

	Half year ended 30 June 2010		Year ended 31 December 2009		Half year ended 30 June 2009
	Average loans and advances	Impairment charge as a % of loans and advances	Average loans and advances	Impairment charge as a % of loans and advances	Average loans and advances	Impairment charge as a % of loans and advances
	£m	%	£m	%	£m	%

UK: Retail cards (1)	5,927	6.5	6,069	8.8	5,986	8.9
UK: Retail loans (1)	10,744	5.2	11,740	6.1	12,742	6.0

	$m	%	$m	%	$m	%

US consumer lending: Citizens cards (2,3)	1,535	8.8	1,684	9.9	2,287	8.4
US consumer lending: Citizens auto loans (2)	8,067	1.1	8,800	1.1	9,834	1.3

Notes:

(1)	The charge for UK Retail assets refers to impairment on assets in the period.
(2)	The charge for Citizens assets refers to charge-offs in the period net of recoveries realised in the period.
(3)	2009 data restated to exclude Kroger Personal Finance portfolio, sold in 2010.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Personal lending sectors: Consumer lending (continued)

UK Retail's personal lending portfolio, of which 97% is in Core businesses, includes overdrafts, credit cards and unsecured loans, predominantly offered to customers who have a current account with the Group. The personal lending portfolio totalled £19.2 billion at 30 June 2010, a decrease of 6% from £20.3 billion at 31 December 2009, due to a general market trend of customers repaying debt and a reduction in new lending. Impairments were £0.2 billion lower at £0.6 billion compared to £0.8 billion in H1 2009.

The Non-Core business comprises 3% of the UK personal lending portfolio (£0.5 billion) and contains personal loans originated through direct channels, with a total impairment charge of £1.7 million in the first half of 2010, benefiting from a release arising from recoveries on the defaulted stock.

Risk appetite continues to be actively managed across all unsecured products and support continues for customers in financial difficulties through breathing space initiatives on all unsecured products. A thirty day breathing space allows customers to work with a not-for-profit debt advice agency to establish a debt repayment plan and during this time the Group suspends collection activity.  A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues to address both support for our customers and management of impairments.

Impairment losses on unsecured lending peaked in the fourth quarter of 2009; the impairment charge for the first half of 2010 was £596 million (H2 2009 - £809 million; H1 2009 - £793 million). Impairments will remain sensitive to the external economic environment, notably unemployment rates.

The Citizens credit card portfolio outstandings totalled US$1.5 billion at 30 June 2010, excluding the Kroger Personal Finance portfolio, which was sold to U.S. Bancorp with effect from 27 May 2010. Core assets comprised 83% of this portfolio.

Given the economic climate over the past 24 months the Citizens cards business has introduced tighter lending criteria and lower credit limits.  These actions have led to improving new business quality. Overall portfolio level performance is in line with industry benchmarks (provided by VISA): 60+ days delinquency was 4.0% in June 2010 (compared to an industry figure of 4.1%); and net contractual charge-offs as a percentage of total outstandings was 7.6% in June 2010 (compared to an industry figure of 7.6%).

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Personal lending sectors: Consumer lending (continued)

Citizens is a leading regional provider of retail auto financing to US consumers through a network of 3,500 auto dealers located in 23 US states but is now focused on its core footprint only.  Citizens maintain a conservative prime indirect auto lending credit programme with loss rates that have historically been below national averages.  Current outstanding retail auto loan balances totalled $8.1 billion at 30 June 2010 of which 94% relates to Core businesses.  $454 million of Non-Core auto assets are anticipated to run-off by 2013. The tightening of credit parameters in 2008/09, together with enhanced collection activities and seasonal factors, has resulted in improved credit performance. The net charge-off rate on the total auto portfolio fell to 0.4% at 30 June 2010, down from 1.2% at 31 December 2009.  The 30+ days delinquency rate fell from 2.6% at 31 December 2009 to 1.8% at 30 June 2010 even as balances fell by $734 million.  At 31 March 2010 (the latest data available for comparison), the 1.7% 30+ days delinquency rate on the Core auto loan portfolio compared favourably to the 2.5% nationwide indirect auto delinquency rate reported by the American Bankers' Association.

Corporate sectors

This section discusses the components of property, transport and storage (automotive, shipping and aviation) and retail sectors, given their significance in the current market environment.

Wholesale property

The table below analyses wholesale property credit risk assets.

	30 June 2010	31 December 2009
	£m	£m

UK Corporate	32,329	35,329
Ulster Bank	10,328	10,671
Global Banking & Markets	7,456	5,825
US Retail & Commercial	4,627	4,231
Non-Core	44,082	46,434
Other	782	1,953

	99,604	104,443

The Group's exposure to the wholesale property sector totals £99.6 billion, down 5% in the period, of which £83.8 billion is commercial property financing.  The remainder comprises lending to property related sectors, including housing associations, estate agents and management companies, non-lending exposures on off-balance sheet instruments and foreign exchange derivatives. The portfolios were generally stable or reducing in all divisions during the first half of the year.  Growth in the Global Banking & Markets portfolio is attributable to mark-to-market movements on derivatives and not lending.

The property financing portfolio, of which 44% is in Non-Core, is split across investment property, (approximately 75%) and development property (approximately 25%). These proportions remained stable during the period.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Corporate sectors: Wholesale property (continued)

Whilst there has been some recovery in value of primary properties in the UK, we observe that it has been selective, has not fed through into lower quality properties and has not been evident in other geographic locations, notably the Republic of Ireland and the United States. The outlook remains challenging with limited liquidity to support refinancing, even for conservatively structured debt on prime properties.  There has been emerging interest from specialist investors at discounted pricing. In common with the industry, the Group remains focussed on the schedule of refinancing in coming years - on the size of the aggregate requirement, on the extent to which recoveries in valuation will enable refinancing and on recovery in funding markets, notably commercial mortgage-backed securities, to support the scale of debt outstanding.

Approximately half of the Group's defaulted credit risk assets relate to the property portfolio; 20% of commercial property credit risk assets were defaulted (AQ10) at 30 June 2010, up from 16% at 31 December 2009 and 12% at 30 June 2009, although in common with the trend seen in the total portfolio, the rate of migration to default slowed during the second quarter of 2010 in most portfolios. The notable exception is Ulster Bank where property remains the primary driver of growth in the defaulted loan book.

In view of these trends, heightened monitoring has been and remains in place in originating divisions and in Non-Core. There is a dedicated unit in the Global Restructuring Group to ensure that specialist expertise is deployed to manage the portfolio on a consistent basis and to address the volume of cases.

Corporate sectors: Transport and storage

The table below analyses the transport and storage credit risk assets.

	30 June 2010	31 December 2009
	£m	£m

Shipping	14,072	13,112
Aviation	10,946	9,757
Automotive	10,033	9,116
Other	14,120	13,256

	49,171	45,241

The automotive, shipping and aviation portfolios form part of the transport and storage industry sector which stood at £49.2 billion at 30 June 2010, an increase of 9% during the last six months, 4% on a constant currency basis. The remainder of the exposure largely comprises land-based freight, storage and logistics activities.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Corporate sectors: Transport and storage (continued)

Shipping

The Group's shipping portfolio is focussed on vessel secured mortgage finance, primarily in the dry bulk and tanker sectors with a limited exposure to container and other specialist vessels.  Performance within the sector has been impacted by both the global downturn and a high volume of new tonnage entering the market.

The Group's strategy is to focus on modern ships with a long working life to trade through the economic cycle and to work with long-term industry participants with a track record of support. The average age of the Group's mortgaged fleet is 8 years.

Whilst there have been no material impairment charges to date, there is approximately £2 billion of shipping exposure subject to heightened monitoring and one material case undergoing restructuring. Based on a quarterly review of the fleet, undertaken by external brokers, the Group remains confident that the majority of its exposure is fully secured.

Conditions will remain challenging for the foreseeable future; however, the Group continues to support clients on a selective basis to benefit from the current market conditions of lower asset prices and higher returns whilst at the same time maintaining a significant presence in the sector.

Aviation

The Group's aviation portfolio is primarily focussed on its Dublin based Aviation Capital business in Non-Core.  The Group's Core aviation portfolio consists mainly of aerospace manufacturers and airport operators.

The aviation sector continues to face challenging conditions owing to the global downturn, compounded by the impact of the Icelandic volcano, overcapacity and intense competition.  That said there are early indicators that market conditions may be improving as traffic volumes, particularly related to cargo, have increased compared with H1 2009.

Aviation Capital's strategy is to focus on modern assets that are widely used across airlines and to maintain relationships with the strongest operators with the most flexible cost base. The majority of the portfolio is secured on modern aircraft and, although asset prices have weakened, exposures remain fully secured. Notwithstanding reduced passenger volumes, the leased fleet remains fully utilised.

The Group's aviation portfolio has very low incidences of payment default and exposures requiring restructuring. The young age and commodity nature of the assets and the quality of lessees result in a limited expectation of aircraft being returned.

* not reviewed

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios* (continued)

Corporate sectors: Transport and storage (continued)

Automotive

The Group's automotive portfolio comprises automotive retail and rental sectors together with the larger Original Equipment Manufacturers and parts suppliers.  The geographic distribution is weighted towards the UK and Europe, which represent 80% of the portfolio exposure.

The long term structural problems of the global automotive industry, such as over capacity, rising input costs and weak consumer demand continue to be features of the sector.  Demand in 2009 and the first quarter of 2010 was heavily supported by government schemes that are now being withdrawn at the same time as governments across core markets in Europe, the UK and North America address budget deficits.  This is likely to result in reduced spending, slow growth in employment and reduced demand.  Whilst there has not been any material deterioration in the quality of the portfolio since 31 December 2009, the combination of these factors drives a continuing cautious stance towards this sector.

Corporate sectors: Tourism and leisure

The table below analyses tourism and leisure credit risk assets by division.

	30 June 2010	31 December 2009
	£m	£m

UK Corporate	8,539	7,669
Global Banking & Markets	3,471	4,105
Ulster Bank	1,471	1,583
US Retail & Commercial	1,553	1,421
Non-Core	3,103	3,607
Other	518	661

	18,655	19,046

The Group's tourism and leisure portfolio is primarily focussed on the hospitality sector, including hotel, restaurant and pub businesses, notably in the UK. The remainder of the portfolio comprises travel, gaming and, to a lesser extent, sporting activities.

The average credit quality of the portfolio is lower than the Group's average, reflecting challenging industry conditions that are closely linked to the wider economy, particularly the level of discretionary consumer spending. Whilst there has been some flow of leisure customers into the Global Restructuring Group, the total value of debt managed remains low.  Conditions will remain challenging in the context of slow economic recovery and consumer spending impacted by fiscal and monetary conditions.

* not reviewed

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry

The following table analyses the balance sheet value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Total
Central and local government	9,568	1,370	10,938	6,128	1,532	7,660
Finance	54,373	8,979	63,352	50,673	9,713	60,386
Individuals - home	132,508	11,933	144,441	127,975	12,932	140,907
Individuals - other	35,003	5,397	40,400	35,313	6,358	41,671
Manufacturing	28,477	9,894	38,371	30,272	14,402	44,674
Construction	9,194	3,723	12,917	9,502	5,258	14,760
Service industries and business activities	100,604	26,538	127,142	100,438	33,638	134,076
Agriculture, forestry and fishing	3,940	144	4,084	3,726	553	4,279
Property	47,025	46,746	93,771	49,054	50,372	99,426
Finance leases and instalment credit	8,076	10,529	18,605	8,147	11,956	20,103
Interest accruals	920	426	1,346	1,179	549	1,728

Loans and advances to customers - gross	429,688	125,679	555,367	422,407	147,263	569,670
Loan impairment provisions	(7,504)	(8,523)	(16,027)	(6,786)	(8,230)	(15,016)

Total loans and advances to customers	422,184	117,156	539,340	415,621	139,033	554,654

By geographical region (location of office):
UK domestic
Central and local government	4,160	183	4,343	2,951	223	3,174
Finance	18,595	3,497	22,092	14,658	2,365	17,023
Individuals - home	95,170	1,775	96,945	90,687	1,896	92,583
Individuals - other	23,414	768	24,182	24,109	1,136	25,245
Manufacturing	8,252	2,162	10,414	8,747	2,678	11,425
Construction	4,500	2,260	6,760	4,493	3,287	7,780
Service industries and business activities	38,477	10,851	49,328	39,188	12,472	51,660
Agriculture, forestry and fishing	2,858	78	2,936	2,775	138	2,913
Property	18,083	27,877	45,960	18,057	30,802	48,859
Finance leases and instalment credit	5,192	9,638	14,830	5,343	10,843	16,186
Interest accruals	486	130	616	718	175	893

	219,187	59,219	278,406	211,726	66,015	277,741

UK international (1)
Central and local government	3,253	46	3,299	1,402	53	1,455
Finance	15,296	3,194	18,490	14,615	3,640	18,255
Individuals - home	427	-	427	1	-	1
Individuals - other	366	7	373	504	1	505
Manufacturing	4,953	637	5,590	5,715	577	6,292
Construction	2,606	357	2,963	2,471	353	2,824
Service industries and business activities	23,042	3,303	26,345	23,558	3,393	26,951
Agriculture, forestry and fishing	184	14	198	171	-	171
Property	18,912	3,969	22,881	18,350	4,585	22,935
Interest accruals	-	2	2	-	2	2

	69,039	11,529	80,568	66,787	12,604	79,391

Note:

(1)	UK International represents transactions concluded through offices in the UK which service international banking transactions.

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry (continued)

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Europe
Central and local government	827	1,047	1,874	334	1,164	1,498
Finance	2,771	1,399	4,170	3,973	904	4,877
Individuals - home	13,790	5,765	19,555	15,055	6,718	21,773
Individuals - other	1,947	1,026	2,973	1,877	1,009	2,886
Manufacturing	6,924	5,080	12,004	7,311	8,609	15,920
Construction	1,533	878	2,411	1,946	1,167	3,113
Service industries and business activities	18,739	6,508	25,247	19,088	9,883	28,971
Agriculture, forestry and fishing	858	52	910	737	356	1,093
Property	7,730	9,392	17,122	10,812	9,417	20,229
Finance leases and instalment credit	378	864	1,242	379	1,094	1,473
Interest accruals	131	196	327	165	246	411

	55,628	32,207	87,835	61,677	40,567	102,244

US
Central and local government	207	65	272	196	64	260
Finance	9,744	719	10,463	9,524	1,771	11,295
Individuals - home	22,715	4,221	26,936	21,842	4,317	26,159
Individuals - other	7,881	3,155	11,036	7,373	3,599	10,972
Manufacturing	5,555	1,015	6,570	5,895	1,200	7,095
Construction	479	127	606	490	132	622
Service industries and business activities	14,900	3,625	18,525	14,078	4,505	18,583
Agriculture, forestry and fishing	34	-	34	27	-	27
Property	1,631	3,862	5,493	1,498	3,788	5,286
Finance leases and instalment credit	2,498	-	2,498	2,417	-	2,417
Interest accruals	219	88	307	204	94	298

	65,863	16,877	82,740	63,544	19,470	83,014

Rest of the World
Central and local government	1,121	29	1,150	1,245	28	1,273
Finance	7,967	170	8,137	7,903	1,033	8,936
Individuals - home	406	172	578	390	1	391
Individuals - other	1,395	441	1,836	1,450	613	2,063
Manufacturing	2,793	1,000	3,793	2,604	1,338	3,942
Construction	76	101	177	102	319	421
Service industries and business activities	5,446	2,251	7,697	4,526	3,385	7,911
Agriculture, forestry and fishing	6	-	6	16	59	75
Property	669	1,646	2,315	337	1,780	2,117
Finance leases and instalment credit	8	27	35	8	19	27
Interest accruals	84	10	94	92	32	124

	19,971	5,847	25,818	18,673	8,607	27,280

Risk and capital management (continued)

Credit risk: Debt securities

The table below analyses debt securities by issuer and external ratings.

	Central and local government			Bank and building society	ABS (1)	Corporate	Other	Total
	UK	US	Other
External rating	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
AAA	20,589	33,836	44,520	3,626	56,330	1,088	-	159,989
AA and above	-	-	20,869	3,482	7,367	1,090	11	32,819
A and above	-	-	8,762	4,490	4,848	1,680	568	20,348
BBB- and above	-	-	2,014	864	4,232	2,147	9	9,266
Non-investment grade	-	-	1,739	163	4,616	3,075	3	9,596
Unrated	-	-	501	238	1,312	1,619	572	4,242

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260

31 December 2009
AAA	26,601	23,219	44,396	4,012	65,067	2,263	-	165,558
AA and above	-	-	22,003	4,930	8,942	1,429	-	37,304
A and above	-	-	13,159	3,770	3,886	1,860	-	22,675
BBB- and above	-	-	3,847	823	4,243	2,187	-	11,100
Non-investment grade	-	-	353	169	3,515	2,042	-	6,079
Unrated	-	-	504	289	1,949	2,601	1,036	6,379

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

Note:

(1)	Asset-backed securities.

Key points

•	56% (31 December 2009 - 54%) were issued by central and local governments.

•	68% (31 December 2009 - 66%) of securities were AAA rated.

•	Of the ABS portfolios 72% (31 December 2009 - 74%) were AAA rated and 48% (31 December 2009 - 49%) were guaranteed by G10 governments or covered bonds.

•	56% (31 December 2009 - 63%) of corporate debt securities were investment grade.

•	Unrated securities declined from £6.4 billion at 31 December 2009 to £4.2 billion at 30 June 2010.

Risk and capital management (continued)

Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and measurement classification.

	Central and local government			Bank and building society	ABS	Corporate	Other	Total
	UK	US	Other
Measurement classification	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Held-for-trading	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161
DFV (1)	1	-	357	3	234	24	-	619
Available-for-sale	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941
Loans and receivables	11	-	-	18	7,148	1,274	88	8,539

Total	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260
Short positions	(5,609)	(10,002)	(16,890)	(2,171)	(1,768)	(3,053)	(720)	(40,213)

Net	14,980	23,834	61,515	10,692	76,937	7,646	443	196,047

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV (1)	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

Total	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
Short positions	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)

Net	20,796	14,262	69,771	12,042	83,986	10,183	524	211,564

Note:

(1)	Designated as at fair value through profit or loss.

Risk and capital management (continued)

Credit risk: Debt securities (continued)

Analysis of available-for sale (AFS) debt securities and related net fair value losses net of tax recorded within AFS reserves relating to securities issued by governments and other entities exceeding £0.5 billion at 30 June 2010 or 31 December 2009 are detailed in the table below.

	30 June 2010					31 December 2009
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	17,194	25,603	900	43,697	745	12,789	24,788	668	38,245	(302)
UK	11,584	4,171	2,758	18,513	(68)	18,350	4,372	3,267	25,989	(169)
Germany	12,027	918	400	13,345	179	12,283	1,036	406	13,725	(24)
Netherlands	4,482	6,503	513	11,498	(324)	4,329	7,522	1,558	13,409	(115)
France	7,207	535	914	8,656	86	6,456	543	812	7,811	9
Spain	108	6,591	217	6,916	(665)	162	8,070	355	8,587	(117)
Japan	4,661	-	258	4,919	(2)	1,426	-	100	1,526	(7)
Australia	-	832	1,670	2,502	(62)	-	581	1,213	1,794	(85)
Italy	1,200	248	31	1,479	(77)	1,007	380	72	1,459	(39)
Ireland	121	581	421	1,123	(132)	150	529	319	998	(154)
Belgium	743	32	270	1,045	48	788	34	397	1,219	(24)
Singapore	759	14	182	955	3	564	13	105	682	-
Switzerland	855	-	93	948	13	653	-	28	681	11
Greece	919	-	-	919	(494)	1,389	-	-	1,389	(196)
Denmark	660	-	213	873	-	659	-	256	915	2
Hong Kong	819	-	10	829	3	975	-	-	975	-
India	628	-	184	812	(74)	480	-	--	480	3
Austria	397	145	10	552	(31)	249	202	142	593	(17)
Luxembourg	-	186	356	542	20	-	222	307	529	11
Portugal	96	107	41	244	(25)	552	125	45	722	(18)
South Korea	-	164	-	164	-	-	526	-	526	(3)
Other	1,777	1,079	554	3,410	(696)	1,605	1,521	2	3,128	(654)

	66,237	47,709	9,995	123,941	(1,553)	64,866	50,464	10,052	125,382	(1,888)

Key points

•	All the countries above were rated higher than A+ except Italy, Greece, India, Portugal and South Korea.

•

UK government holdings declined by £6.8 billion as treasury bills received as part of the consideration for the issue of B shares in December 2009, matured.  The proceeds were reinvested in other G10, primarily US government securities.

•	The Netherlands ABS exposures are residential mortgage-backed securities (RMBS) guaranteed by the Dutch government.

•

Spanish ABS exposures primarily relate to RMBS covered bonds issued by financial institutions.  The increase in the AFS reserve reflects mark downs on Spanish banks as credit spreads widened. There were also sales of bonds in the second quarter.

•	The reduction in Greek exposures reflects disposal of £0.3 billion of bonds in Q2 2010.

•	Additionally, the Group has Italian (£820 million), UK (£2,901 million) and US (£887 million) of ABS classified as loans and receivables.

Risk and capital management (continued)

Credit risk: Derivatives

The table below analyses the Group's derivative assets by contract type and residual maturity.

	0 - 3 months	3 - 6 months	6 - 12 months	1 - 5 years	Over 5 years	Gross assets	Counterparty mtm netting (1)	Net exposure
Contract type	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Exchange rate	29,147	8,394	9,712	23,892	13,948	85,093	(64,879)	20,214
Interest rate	8,277	4,636	14,288	118,683	246,946	392,830	(323,262)	69,568
Credit derivatives	375	141	455	19,357	18,653	38,981	(29,462)	9,519
Equity and commodity	1,090	1,133	311	2,936	497	5,967	(4,094)	1,873

	38,889	14,304	24,766	164,868	280,044	522,871	(421,697)	101,174

Cash collateral held against derivative exposures								(36,709)

Net exposure								64,465

31 December 2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808

	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282

Cash collateral held against derivative exposures								(33,667)

Net exposure								45,615

Note:

(1)	Mark-to-market.

Key points

•

Exchange and interest rate contracts fair values increased during H1 2010, due to higher trading volumes compared with Q4 2009, significant reductions in yields across all major curves and the effect of exchange rates relative to the currency mix of the portfolio.

•	Credit derivative fair values declined principally due to de-risking within GBM.

The Group enters into master netting agreements in respect of its derivative activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net, or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  These arrangements are, however, effective in reducing the credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties, resulting in a significant reduction in the net exposure to derivative assets. Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Risk and capital management (continued)

Credit risk: Cross border exposures

Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, including non-local currency claims of overseas offices on local residents. The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk.

The table below sets out the Group's cross border exposures greater than 0.5% of the Group's total assets. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.

	30 June 2010
	Government	Banks and financial institutions	Other	Total
					31 December 2009
	£m	£m	£m	£m	Total

United States	21,986	12,766	39,581	74,333	74,409
France	17,568	16,878	6,064	40,510	37,489
Germany	19,981	10,167	8,612	38,760	41,727
Japan	9,520	7,756	5,454	22,730	18,939
Spain	1,614	9,470	8,197	19,281	27,118
Netherlands	3,570	2,980	11,407	17,957	20,262
Republic of Ireland	327	6,172	3,694	10,193	14,902
Cayman Islands	-	48	9,715	9,763	10,786
Italy	5,047	1,495	2,706	9,248	14,421

Key point

•

Most cross border exposures have reduced during H1 2010, excluding the effect of foreign exchange movements, reflecting active exposure management, to countries facing higher than average economic difficulties.

Risk and capital management (continued)

Credit risk: Balance sheet by internal credit quality bands

The following table provides an analysis of the credit quality and distribution of financial assets by the Group's internal credit quality gradings.

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
AQ1	29,583	88,958	105,238	11,544	476,629	582	73,952	11,400	797,886
AQ2	-	3,198	10,406	1,873	9,016	22	27,187	5,541	57,243
AQ3	1	2,796	34,328	769	10,005	-	26,270	6,180	80,349
AQ4	-	1,529	94,669	1,472	8,006	10	49,221	13,443	168,350
AQ5	3	1,908	122,880	371	5,540	39	34,755	6,410	171,906
AQ6	3	610	89,995	255	5,083	-	24,875	2,172	122,993
AQ7	1	48	46,578	48	2,238	197	22,352	1,630	73,092
AQ8	-	113	19,575	12	2,257	-	9,403	779	32,139
AQ9	-	145	14,380	16	2,191	78	4,456	968	22,234
AQ10	-	72	9,888	1	1,906	-	2,775	385	15,027
Accruing past due	-	-	14,074	4,357	-	-	-	-	18,431
Non-accrual	-	180	32,752	-	-	-	-	-	32,932
Impairment provision	-	(139)	(16,027)	-	-	-	-	-	(16,166)

	29,591	99,418	578,736	20,718	522,871	928	275,246	48,908	1,576,416

31 December 2009
AQ1	51,521	72,384	106,062	6,582	389,019	755	62,084	9,446	697,853
AQ2	-	1,725	10,780	306	11,550	9	27,598	4,526	56,494
AQ3	1	2,175	29,958	199	10,791	-	28,364	6,088	77,576
AQ4	23	1,357	102,922	605	8,296	-	52,496	14,948	180,647
AQ5	2	2,497	124,724	149	8,270	37	43,239	7,387	186,305
AQ6	1	424	94,513	40	2,548	-	30,847	2,448	130,821
AQ7	-	110	46,928	33	2,181	98	26,724	2,352	78,426
AQ8	-	137	23,593	-	1,448	-	12,507	1,008	38,693
AQ9	-	184	16,025	-	2,030	-	5,141	1,279	24,659
AQ10	-	368	9,051	3	2,026	-	3,618	507	15,573
Accruing past due	-	36	14,475	3,910	39	-	-	-	18,460
Non-accrual	-	115	31,679	197	1	-	-	-	31,992
Impairment provision	-	(157)	(15,016)	-	-	-	-	-	(15,173)

	51,548	81,355	595,694	12,024	438,199	899	292,618	49,989	1,522,326

Notes:

(1)	Excludes items in the course of collection of £2,716 million (31 December 2009 - £2,519 million).
(2)	The table above excludes debt securities as these are analysed by external ratings on page 100.

Risk and capital management (continued)

Credit risk: Risk elements and impairments

Risk elements in lending (REIL) and potential problem loans (PPL)

The table below analyses the Group's loans that are classified as REIL and PPL.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Loans accounted for on a non-accrual basis (1):
- Domestic (2)	7,100	7,924	15,024	6,348	7,221	13,569
- Foreign	5,382	12,526	17,908	4,383	13,859	18,242

	12,482	20,450	32,932	10,731	21,080	31,811

Accruing loans past due 90 days or more (3):
- Domestic (2)	1,470	1,192	2,662	1,135	1,089	2,224
- Foreign	340	320	660	223	731	954

	1,810	1,512	3,322	1,358	1,820	3,178

Total REIL	14,292	21,962	36,254	12,089	22,900	34,989

PPL (4):
- Domestic (2)	292	174	466	137	287	424
- Foreign	179	353	532	135	365	500

Total PPL	471	527	998	272	652	924

Total REIL and PPL	14,763	22,489	37,252	12,361	23,552	35,913

REIL as a % of gross loans to customers (5)	3.3%	16.8%	6.5%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross loans to customers (5)	3.4%	17.3%	6.6%	2.9%	15.5%	6.2%

Notes:

(1)	All loans against which an impairment provision is held are reported in the non-accrual category.
(2)

Domestic activities consist of the UK domestic transactions of the Group.  Foreign activities comprise the Group's transactions conducted through the offices outside the UK and those offices in the UK specifically organised to service international banking transactions.

(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)

Loans for which an impairment has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5)	Excludes reverse repos and includes gross loans relating to disposal groups.

Key points

•	REIL increased by 4%, with increases in Ulster Bank, primarily property, UK Retail and UK Corporate being partly offset by a reduction in Non-Core, reflecting one large individual write- off.

•	REIL and PPL represent 6.6% of gross loans to customers, up from 6.2% at year-end.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Loans, REIL and impairments by industry and geography

The table below analyses loans, REIL and impairment provisions by industry sector and geography.

	30 June 2010					31 December 2009
	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a % of REIL	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a % of REIL
Total	£m	£m	£m	%	%	£m	£m	£m	%	%

Central and local government	10,938	-	-	-	-	7,660	-	-	-	-
Finance	63,352	1,156	460	1.8	39.8	60,386	1,539	419	2.5	27.2
Individuals - home	144,441	3,795	732	2.6	19.3	140,907	3,284	551	2.3	16.8
Individuals - other	40,400	3,826	3,056	9.5	79.9	41,671	3,940	2,926	9.5	74.3
Manufacturing	38,371	1,317	544	3.4	41.3	44,674	3,131	2,088	7.0	66.7
Construction	12,917	1,749	691	13.5	39.5	14,760	2,232	519	15.1	23.3
Service and business (4)	127,142	5,584	2,220	4.4	39.8	134,076	5,308	1,860	4.0	35.0
Agriculture, forestry and fishing	4,084	150	69	3.7	46.0	4,279	137	73	3.2	53.3
Property	93,771	17,895	5,199	19.1	29.1	99,426	14,318	3,422	14.4	23.9
Finance leases (5)	18,605	603	348	3.2	57.7	20,103	894	418	4.4	46.8
Interest accruals	1,346					1,728
Latent			2,708					2,740

	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2
of which:
UK domestic	278,406	17,688	8,103	6.4	45.8	277,741	15,791	6,811	5.7	43.1
UK international	80,568	278	127	0.3	45.7	79,391	313	111	0.4	35.5
Europe	87,835	13,313	4,954	15.2	37.2	102,244	13,184	5,292	12.9	40.1
US	82,740	2,870	1,915	3.5	66.7	83,014	4,115	2,020	5.0	49.1
RoW (6)	25,818	1,926	928	7.5	48.2	27,280	1,380	782	5.1	56.7

	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2

For notes to this table see page 109.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Loans, REIL and impairment provisions by industry and geography

The table below analyses loans, REIL and impairment provisions relating to the Core businesses, by industry sector and geography.

	30 June 2010					31 December 2009
	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a %of REIL	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a % of REIL
Core	£m	£m	£m	%	%	£m	£m	£m	%	%

Central and local government	9,568	-	-	-	-	6,128	-	-	-	-
Finance	54,373	638	307	1.2	48.1	50,673	1,038	259	2.0	25.0
Individuals - home	132,508	3,076	515	2.3	16.7	127,975	2,670	341	2.1	12.8
Individuals - other	35,003	3,361	2,707	9.6	80.5	35,313	3,344	2,560	9.5	76.6
Manufacturing	28,477	379	199	1.3	52.5	30,272	491	191	1.6	38.9
Construction	9,194	418	210	4.5	50.2	9,502	457	131	4.8	28.7
Service and business (4)	100,604	2,518	905	2.5	35.9	100,438	1,762	669	1.8	38.0
Agriculture, forestry and fishing	3,940	101	46	2.6	45.5	3,726	90	46	2.4	51.1
Property	47,025	3,432	755	7.3	22.0	49,054	1,766	468	3.6	26.5
Finance leases (5)	8,076	208	124	2.6	59.6	8,147	303	116	3.7	38.3
Interest accruals	920					1,179
Latent			1,736					2,005

	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9
of which:
UK domestic	219,187	8,574	4,615	3.9	53.8	211,726	7,481	4,171	3.5	55.8
UK international	69,039	165	29	0.2	17.6	66,787	314	38	0.5	12.1
Europe	55,628	3,473	1,730	6.2	49.8	61,677	2,348	1,574	3.8	67.0
US	65,863	1,001	906	1.5	90.5	63,544	1,497	876	2.4	58.5
RoW (6)	19,971	918	224	4.6	24.4	18,673	281	127	1.5	45.2

	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9

For notes to this table see page 109.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Loans, REIL and impairments by industry and geography (continued)

The table below analyses loans, REIL and impairment provisions relating to Non-Core, by industry sector and geography.

	30 June 2010					31 December 2009
	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a % of REIL	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a % of REIL
Non-Core	£m	£m	£m	%	%	£m	£m	£m	%	%

Central and local government	1,370	-	-	-	-	1,532	-	-	-	-
Finance	8,979	518	153	5.8	29.5	9,713	501	160	5.2	31.9
Individuals - home	11,933	719	217	6.0	30.2	12,932	614	210	4.7	34.2
Individuals - other	5,397	465	349	8.6	75.1	6,358	596	366	9.4	61.4
Manufacturing	9,894	938	345	9.5	36.8	14,402	2,640	1,897	18.3	71.9
Construction	3,723	1,331	481	35.8	36.1	5,258	1,775	388	33.8	21.9
Service and business (4)	26,538	3,066	1,315	11.6	42.9	33,638	3,546	1,191	10.5	33.6
Agriculture, forestry and fishing	144	49	23	34.0	46.9	553	47	27	8.5	57.4
Property	46,746	14,463	4,444	30.9	30.7	50,372	12,552	2,954	24.9	23.5
Finance leases (5)	10,529	395	224	3.8	56.7	11,956	591	302	4.9	51.1
Interest accruals	426					549
Latent			972					735

	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0
of which:
UK domestic	59,219	9,114	3,488	15.4	38.3	66,015	8,310	2,640	12.6	31.8
UK international	11,529	113	98	1.0	86.7	12,604	90	73	0.7	81.1
Europe	32,207	9,840	3,224	30.6	32.8	40,567	10,745	3,718	26.5	34.6
US	16,877	1,869	1,009	11.1	54.0	19,470	2,618	1,144	13.4	43.7
RoW (6)	5,847	1,008	704	17.2	69.8	8,607	1,099	655	12.8	59.6

	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0

Notes:

(1)	Gross loans and advances to customers (excluding reverse repurchase agreements and stock borrowing).
(2)	Excludes gross loans and advances relating to disposal groups.
(3)	Closing provisions relating to loans and advances to customers.
(4)	Service industries and business activities.
(5)	Includes instalment credit.
(6)	Rest of the World.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Movement in REIL and PPL

The table below details the movement in REIL and PPL for the half year ended 30 June 2010.

	REIL	PPL	Total
	£m	£m	£m

At 1 January 2010	34,989	924	35,913
Currency translation and other adjustments	(667)	(5)	(672)
Additions	10,679	630	11,309
Transfers	102	(102)	-
Disposals, restructurings and repayments	(4,671)	(449)	(5,120)
Amounts written-off	(4,178)	-	(4,178)

At 30 June 2010	36,254	998	37,252

Key points

•

Total REIL increased by £1.3 billion in the first half of the year. Additions of £4.8 billion in Core and £5.8 billion in Non-Core were partly offset by disposals, restructurings and repayments (Core - £1.9 billion; Non-Core - £2.7 billion) and write-offs (Core - £1.2 billion; Non-Core - £2.9 billion).

•	Net increases in Core REIL were mainly due to growth in Ulster Bank of £1.2 billion, primarily relating to property portfolios, and in UK Corporate of £0.6 billion.

•	Total REIL of £36.3 billion at 30 June 2010 was broadly unchanged from 31 March 2010, with decreases in Non-Core of £1.0 billion, offset by increases in Ulster Bank and GBM of £0.5 billion each.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

REIL and PPL by division

The table below analyses REIL, PPL and impairment provisions by division.

	REIL	PPL	REIL & PPL	Total provision	Total provision as % of REIL	Total provision as % of REIL & PPL
	£m	£m	£m	£m	%	%

30 June 2010
UK Retail	4,845	-	4,845	2,887	60	60
UK Corporate	2,928	245	3,173	1,477	50	47
Wealth	229	48	277	64	28	23
Global Banking & Markets	1,767	159	1,926	1,201	68	62
Global Transaction Services	174	13	187	169	97	90
Ulster Bank	3,484	6	3,490	1,321	38	38
US Retail & Commercial	865	-	865	514	59	59

Core	14,292	471	14,763	7,633	53	52
Non-Core	21,962	527	22,489	8,533	39	38

	36,254	998	37,252	16,166	45	43
.
31 March 2010
UK Retail	4,706	-	4,706	2,810	60	60
UK Corporate	2,496	106	2,602	1,367	55	53
Wealth	219	45	264	58	26	22
Global Banking & Markets	1,237	177	1,414	1,298	105	92
Global Transaction Services	184	7	191	184	100	96
Ulster Bank	2,987	3	2,990	1,157	39	39
US Retail & Commercial	710	-	710	523	74	74

Core	12,539	338	12,877	7,397	59	57
Non-Core	23,997	255	24,252	9,430	39	39

	36,536	593	37,129	16,827	46	45

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Banking & Markets	1,800	131	1,931	1,289	72	67
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

REIL and PPL by division (continued)

Key points

•	Provision coverage of REIL increased from 43% to 45%.

•

Provision coverage of REIL for Core was 53% while that for Non-Core was 39%. The differing ratios arise from product mix with Core REIL containing a higher proportion of unsecured credit exposures whilst Non-Core contains more secured exposures which require relatively lower provisions.

•	Provisions coverage was down slightly from 46% at 31 March 2010 to 45% at 30 June 2010.

Movement in loan impairment provisions

The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	First half 2010			Quarter ended 31 March 2010				Full year 31 December 2009
	Core	Non-Core	Total		Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m		£m

At beginning of period	6,921	8,252	15,173	6,921	8,252	15,173		9,451
Transfers to disposal groups	-	(67)	(67)	-	(29)	(29)		(321)
Currency translation and other adjustments	(279)	119	(160)	30	185	215		(428)
Disposals	-	(17)	(17)	-	-	-		(65)
Amounts written-off	(1,063)	(2,718)	(3,781)	(501)	(596)	(1,097)		(6,478)
Recoveries of amounts previously written-off	104	46	150	45	25	70		325
Charge to income statement	2,046	3,035	5,081	950	1,652	2,602		13,090
Unwind of discount	(96)	(117)	(213)	(48)	(59)	(107)		(401)

At end of period	7,633	8,533	16,166	7,397	9,430	16,827		15,173

Loan impairment provisions on loans to customers

	30 June 2010			31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,736	972	2,708	2,017	809	2,826	2,005	735	2,740
Collectively assessed	3,938	1,166	5,104	3,783	1,164	4,947	3,509	1,266	4,775
Individually assessed	1,830	6,385	8,215	1,459	7,437	8,896	1,272	6,229	7,501

Total (1)	7,504	8,523	16,027	7,259	9,410	16,669	6,786	8,230	15,016

Note:

(1)	Excludes £139 million relating to loans and advances to banks at 30 June 2010 (31 March 2010 - £158 million; 31 December 2009 - £157 million).

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Analysis of loan impairment charge

The following table analyses impairment losses.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Latent loss	(76)	31	616	(45)	724
Collectively assessed	752	841	1,008	1,593	2,003
Individually assessed - customer loans	1,803	1,730	2,889	3,533	4,061

Customer loans	2,479	2,602	4,513	5,081	6,788
Bank loans	-	-	7	-	8
Securities	8	73	143	81	725

Charge to income statement	2,487	2,675	4,663	5,162	7,521

Charge relating to customer loans as a % of gross customer loans (1)	1.8%	1.8%	3.0%	1.8%	2.2%

Note:

(1)	Gross of provisions excluding reverse repurchase agreements and including gross loans relating to disposal groups.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Impairment charge

The following table details the total impairment losses charged to the income statement by division.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

UK Retail	300	387	470	687	824
UK Corporate	198	186	450	384	550
Wealth	7	4	16	11	22
Global Banking & Markets	164	32	(31)	196	238
Global Transaction Services	3	-	4	3	13
Ulster Bank	281	218	90	499	157
US Retail & Commercial	144	143	146	287	369
RBS Insurance	-	-	1	-	6
Central items	-	1	1	1	(2)

Core	1,097	971	1,147	2,068	2,177
Non-Core	1,390	1,704	3,516	3,094	5,344

Charge to income statement	2,487	2,675	4,663	5,162	7,521

Comprising:
- Loan impairment losses	2,479	2,602	4,520	5,081	6,796
- Securities impairment losses	8	73	143	81	725

Charge to income statement	2,487	2,675	4,663	5,162	7,521

Key points

•

Impairment charges fell overall from £7.5 billion in H1 2009 to £5.2 billion in H1 2010, primarily in Non-Core, reflecting the improving trends seen since H2 2009, particularly in the UK corporate sector.

•

Impairment charges in Q2 2010 were £188 million less than in Q1 2010. Lower charges in Non-Core (£0.3 billion) and UK Retail (£0.1 billion) were partially offset by increases in Ulster Bank (£0.1 billion) and GBM (£0.1 billion).

•	Impairments in Ulster Bank increased significantly reflecting continued downward pressures on commercial and residential property asset values and the resultant impact on credit quality of customers.

•	The increased charge in GBM in Q2 2010 relates to a few individual provisions; Q1 2010 benefited from the absence of any such provisions.

Risk and capital management (continued)

Funding and liquidity risk

The objective of the Group's funding and liquidity management framework is to ensure that at all times the Group can meet its obligations as they fall due.

Liquidity management within the Group specifies prudent limits and controls over risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Loan to deposit ratio (net of provisions): This ratio has improved from 131% at 31 March 2010 to 128% at 30 June 2010 for the Group and is stable at 102% at 31 March 2010 and 30 June 2010 for the Core businesses.  The Group has a target for this ratio of 100% by 2013.  The gap between customer loans and customer deposits (excluding repurchase agreements and Bancassurance) narrowed by £13 billion from £131 billion at 31 March 2010 to £118 billion at 30 June 2010, due primarily to a reduction in Non-Core and GBM customer loans.

Short-term wholesale funding: The Group's funding objective is to diversify its funding sources and to reduce the amount of its wholesale funding with remaining maturity of less than one year. The Group's overall reliance on wholesale funding with less than one year residual maturity has decreased from £222 billion at 31 March 2010 to £198 billion at 30 June 2010 (including £92 billion of deposits from banks).

Undrawn commitments: The Group actively manages the amount of undrawn commitments to align them with its ability to meet those obligations. Undrawn commitments decreased by £12 billion from £283 billion at 31 March 2010 to £271 billion at 30 June 2010.

Liquidity reserves: The following table shows the composition of the liquidity reserves which comprise government securities, a pool of unencumbered secured assets eligible for discounting at central banks and other liquid assets. The Group's 2013 target for its liquidity reserves remains at £150 billion.

	30 June 2010	31 March 2010	31 December 2009
Liquidity reserves	£m	£m	£m

Central Group Treasury portfolio	25,243	25,212	19,655
Treasury bills	15,647	19,810	27,547
Other government securities	13,177	14,333	10,205

Total government securities	54,067	59,355	57,407
Cash and central bank balances	29,591	42,008	51,500
Unencumbered collateral (1)	39,580	46,370	42,055
Other liquid assets	13,731	17,158	19,699

	136,969	164,891	170,661

Note:

(1)	Includes secured assets which are eligible for discounting at central banks.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Key points

The Group's liquidity reserves of £137 billion at 30 June 2010 were £28 billion lower than at 31 March 2010 primarily due to the following factors:

•

A reduction of £16 billion in surplus cash balances held at central banks and other liquid assets, which had been built up as a prudent measure ahead of the legal separation of RBS NV and ABN AMRO in April 2010. Following successful separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

•

A reduction of £4 billion of contingent liquidity available through central bank schemes introduced in 2008 and 2009. This reflects the Group's strategy to reduce reliance on central bank liquidity and funding schemes.

•	Exchange rate movements in Q2 2010 which reduced reported liquidity reserves by £4 billion.

Repurchase agreements: At 30 June 2010 the Group had £71 billion of customer repurchase agreements compared with £81 billion at 31 March 2010. In addition the Group had £44 billion of bank repurchase agreements against £48 billion at 31 March 2010 and £38 billion at 31 December 2009; this includes borrowing using central bank funding schemes.

Wholesale funding: The tables below show the composition of the sources of wholesale funding.

	30 June 2010		31 March 2010		31 December 2009
	£m	%	£m	%	£m	%

Deposits by banks (1)	96,614	12.7	100,168	12.6	115,642	14.3

Debt securities in issue:
- Commercial paper	30,865	4.1	36,588	4.6	44,307	5.5
- Certificates of deposits	45,888	6.0	57,369	7.2	58,195	7.2
- Medium-term notes and other bonds	122,981	16.1	126,610	15.9	125,800	15.6
- Securitisations	17,583	2.3	18,645	2.3	18,027	2.2

	217,317	28.5	239,212	30.0	246,329	30.5

Subordinated liabilities	27,523	3.6	31,936	4.0	31,538	3.9

Total wholesale funding	341,454	44.8	371,316	46.6	393,509	48.7
Customer deposits (1)	420,890	55.2	425,102	53.4	414,251	51.3

	762,344	100.0	796,418	100.0	807,760	100.0

Note:

(1)	Excludes repurchase agreements and stock lending.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Wholesale funding (continued)

Key points

•

The Group has continued to execute its strategic objective to reduce reliance on wholesale funding. Each source of wholesale funding has reduced during the first half of 2010: deposits by banks (16% reduction), debt securities in issue (12% reduction), and subordinated liabilities (13% reduction).

•	The Group has increased the proportion of its funding base from customer deposits during the first half of the year by 4%, from 51% at 31 December 2009 to 55% at 30 June 2010.

The table below analyses the Group's debt securities and subordinated debt by maturity.

	30 June 2010				31 March 2010				31 December 2009
	Debt securities in issue	Sub debt (1)	Total		Debt securities in issue	Sub debt (1)	Total		Debt securities in issue	Sub debt (1)	Total
	£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%

< one year	103,630	2,422	106,052	43.3	126,102	1,835	127,937	47.2	136,901	2,144	139,045	50.0
1-5 years	77,266	7,575	84,841	34.7	73,842	6,079	79,921	29.5	70,437	4,235	74,672	26.9
> 5 years	36,421	17,526	53,947	22.0	39,268	24,022	63,290	23.3	38,991	25,159	64,150	23.1

	217,317	27,523	244,840	100.0	239,212	31,936	271,148	100.0	246,329	31,538	277,867	100.0

Note:

(1)	Subordinated liabilities.

Key points

•

Debt securities in issue and subordinated debt with a remaining maturity of less than 1 year decreased by £22 billion during Q2 2010, and by £33 billion in the first half primarily due to a focused strategy around asset reductions and terming out of the remaining wholesale funding.

•	The proportion of debt instruments with a remaining maturity of greater than one year has increased from 50% at 31 December 2009 to 57% at 30 June 2010.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Wholesale funding (continued)

Long-term debt securities issuance: The table below shows the amount and type of debt securities issued by the Group, by quarter for the year to date. This table includes long term debt securities issued with a maturity greater than one year; in addition the Group executes other long-term funding arrangements which are not reflected here.

	Quarter ended		Half year ended 30 June 2010	Quarter ended		Half year ended 30 June 2009
	30 June 2010	31 March 2010		30 June 2009	31 March 2009
	£m	£m	£m	£m	£m	£bn

Public
- unsecured	1,882	3,976	5,858	3,123	-	3,123
- unsecured: government guaranteed	-	-	-	4,520	8,804	13,324
- secured	1,030	-	1,030	-	-	-
Private
- unsecured	2,370	4,158	6,528	2,654	1,637	4,291
- unsecured: government guaranteed	-	-	-	2,428	6,493	8,921

	5,282	8,134	13,416	12,725	16,934	29,659

Key points

•

Term funding markets were very strong in Q1 2010 but became more challenging in Q2 due to eurozone concerns. The Group managed during the period to issue £8.1 billion and £5.3 billion in Q1 and Q2 2010 respectively.

•	Issuances in public and private markets in H1 2010 exceeded 50% of the Group's original full year target funding plan of c. £20-25 billion.

•	An additional £3.1 billion was issued in July, and it appears markets are improving post the CEBS stress test results.

•

The Group launched a €15 billion covered bond programme in April 2010 as one important step towards its goal of diversifying funding sources across product types and markets as much as possible. In June 2010, €1.25 billion of covered bonds were issued from this programme.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Net stable funding ratio:

The net stable funding ratio (NSFR) shows the proportion of structural term assets which are funded by stable funding, including customer deposits, long-term wholesale funding and equity.  The measure has improved slightly to 92% at 30 June 2010. The Group is considering an alternative methodology in light of the Basel Committee's decision to delay the requirement of the NSFR until 2018.

	30 June 2010		31 December 2009
		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	77	77	80	80	100
Wholesale funding > 1 year	143	143	144	144	100
Wholesale funding < 1 year	198	-	249	-	-
Derivatives	509	-	422	-	-
Repos	115	-	106	-	-
Customer deposits	421	358	415	353	85
Other (deferred taxation, insurance liabilities, etc)	118	-	106	-	-

Total liabilities and equity	1,581	578	1,522	577

Cash	30	-	52	-	-
Inter bank lending	54	-	49	-	-
Debt securities	236	47	249	50	20
Derivatives	523	-	438	-	-
Reverse repos	87	-	76	-	-
Advances < 1 year	135	67	139	69	50
Advances >1 year	404	404	416	416	100
Other (prepayments, accrued income, deferred taxation)	112	112	103	103	100

Total assets	1,581	630	1,522	638

Net stable funding ratio		92%		90%

Note:

(1)	Available stable funding.

Risk and capital management (continued)

Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework.  This framework includes limits based on, but not limited to, VaR, scenario analyses, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and a confidence level of 99%.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading, non-trading and interest rate risk. Trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses. Interest rate risk disclosures reflect the Group's structural and non-traded interest rate exposure.

As part of the ongoing review and analysis of the suitability of the Group's VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in H1 2010. The credit crisis in the US in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par.  The methodology enhancement harmonised the VaR approach in the US and Europe by replacing the absolute spread-based approach with a more reliable and granular relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintages as well as improving the differentiation between prime, Alt-A and sub-prime exposures.

All VaR models have limitations, which include:

•

Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon therefore, events more severe than those in the historical data series cannot be predicted;

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

•	VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and capital management (continued)

Market risk: Traded portfolios

The table below analyses the VaR for the Group's trading portfolios segregated by type of market risk exposure.

	30 June 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	45.8	42.8	64.2	32.5	48.5	50.5	84.6	28.1
Credit spread	158.2	203.0	203.2	113.0	170.8	174.8	211.6	135.7
Currency	20.6	21.4	28.0	13.9	18.0	20.7	26.2	10.5
Equity	10.4	6.7	17.3	6.6	13.0	13.1	23.2	2.7
Commodity	10.7	8.1	15.8	6.7	15.8	8.9	32.1	6.6
Diversification		(71.5)				(86.1)

Total	152.9	210.5	210.5	103.0	166.9	181.9	214.7	121.2

Core	95.5	118.1	145.4	58.9	104.6	127.3	135.4	73.8
CEM (2)	45.1	75.5	76.5	30.3	38.1	38.6	41.3	29.4
Core excluding CEM (2)	82.8	78.6	108.7	53.6	83.8	97.4	116.5	55.3

Non-Core	90.4	104.9	108.1	63.2	97.3	84.8	147.7	58.6

Notes:

(1)	As of and for the six months ended.
(2)	Counterparty Exposure Management.

Key points

•

The credit spread, Core and total VaR have decreased overall in H1 2010 compared with H2 2009.  A significant decrease in VaR was observed primarily due to the implementation of the relative price-based mapping scheme described above; however this was partially offset by the novation of counterparty risk hedging trades from RBS NV to RBS plc.  For RBS NV there is no local regulatory requirement for counterparty hedges to be included in VaR, as they are treated on a standardised basis but on novation to CEM in RBS plc, under UK regulatory requirements, the trades were captured by the VaR model resulting in an increase in VaR.

•

The period end and maximum VaR for CEM is significantly higher in H1 2010 compared to H2 2009 due to the novation of the counterparty risk hedging trades described above.  CEM manages the counterparty risk on behalf of GBM, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR regulatory capital.

•	The Non-Core average VaR also decreased due to the implementation of the price mapping scheme, but this was more than offset by the weakening of sterling against the US dollar through the period.

Risk and capital management (continued)

Market risk: Non-traded portfolios

The tables below analyse the risk of the Group's non-trading portfolios.

VaR is not always the most appropriate measure of risk for assets in the non-trading book and particularly for those in Non-Core, which will diminish over time as the asset inventory is sold down.

The first VaR table below represents the VaR for all non-trading portfolios as reported in previous disclosures for comparative purposes. To better represent the risk of the non-traded portfolios, the second table below analyses the VaR for the non-trading portfolios, but excludes the Non-Core structured credit portfolio (SCP). These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class. The risk in this portfolio is managed on both an asset and RWA basis.

VaR for the Group's non-trading portfolios (including SCP), segregated by type of market risk exposure is shown below.

	30 June 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	10.6	9.3	15.8	6.5	13.4	16.5	17.2	9.5
Credit spread	161.3	135.2	226.9	133.8	223.2	213.3	245.8	180.3
Currency	1.7	3.0	7.9	0.3	1.6	0.6	7.0	0.5
Equity	0.9	0.4	3.4	0.2	3.2	2.3	3.7	1.7
Diversification		(19.9)				(26.0)

Total	153.1	128.0	216.2	128.0	214.4	206.7	234.3	182.7

Core	71.8	31.9	145.7	30.6	127.0	129.4	142.7	81.0
Non-Core	101.2	113.4	120.8	79.6	102.3	87.6	120.2	80.3

Note:

(1)	As of and for the six months ended.

Key points

•	Sales of available-for-sale securities contributed to the VaR reduction.

•

As for traded VaR, the non-traded credit spread, Core and total VaR have decreased significantly due to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above.

•	The H1 2010 period end Non-Core VaR increased due to:
(a) Loan collateral came back on the balance sheet in April 2010 following the failure of some real estate investment trusts that had pledged commercial real estate loans; and
(b)

The implementation in March 2010 of the relative price-based ABS VaR methodology described above.  The enhancement for these Non-Core banking book positions resulted in mapping to a relatively more volatile time series and hence increased VaR.

Risk and capital management (continued)

Market risk: Non-traded portfolios (continued)

VaR for non-trading portfolios (excluding SCP), segregated by type of mark risk exposure, is presented below.

	30 June 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.8	10.1	13.6	6.5	12.7	15.0	16.0	9.1
Credit spread	154.4	125.1	227.2	123.0	214.5	209.5	232.8	176.5
Currency	1.7	3.4	7.6	0.3	1.6	0.6	7.0	0.5
Equity	0.9	0.4	3.4	0.2	3.2	2.3	3.7	1.7
Diversification		(22.4)				(31.6)

Total	148.1	116.6	216.2	115.0	201.1	195.8	221.9	167.7

Core	71.8	31.9	145.7	30.6	127.0	129.4	142.7	81.0
Non-Core	80.6	85.5	94.7	70.2	83.2	72.9	98.5	72.9

Structured Credit Portfolio

	CDOs (1)		CLOs (2)		MBS (3)		Other ABS		Total
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Drawn notional:
1-2 years	-	-	-	-	-	-	67.5	81.5	67.5	81.5
2-3 years	75.0	39.9	20.0	-	42.5	-	85.0	19.4	222.5	59.3
3-4 years	29.8	18.8	36.7	18.5	19.0	42.3	297.9	99.0	383.4	178.6
4-5 years	20.2	17.4	10.8	47.1	38.1	36.4	58.6	331.7	127.7	432.6
5-10 years	90.1	107.2	438.8	684.8	393.6	424.0	547.8	521.5	1,470.3	1,737.5
>10 years	624.2	593.5	1,004.5	1,113.6	688.7	820.0	607.4	572.9	2,924.8	3,100.0

	839.3	776.8	1,510.8	1,864.0	1,181.9	1,322.7	1,664.2	1,626.0	5,196.2	5,589.5

Fair value:
1-2 years	-	-	-	-	-	-	61.2	67.7	61.2	67.7
2-3 years	70.3	23.9	18.3	-	31.4	-	79.5	18.1	199.5	42.0
3-4 years	23.3	16.4	31.8	16.8	17.9	31.2	239.3	75.6	312.3	140.0
4-5 years	17.2	3.5	10.4	41.3	32.9	28.8	52.8	275.0	113.3	348.6
5-10 years	80.1	89.7	389.9	593.5	254.5	251.4	454.6	394.0	1,179.1	1,328.6
>10 years	232.5	192.7	810.4	895.6	419.5	468.4	386.8	324.9	1,849.2	1,881.6

	423.4	326.2	1,260.8	1,547.2	756.2	779.8	1,274.2	1,155.3	3,714.6	3,808.5

Notes:

(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.

MBS include sub-prime RMBS with a notional amount of £562.3 million (31 December 2009 - £681.7 million) and a fair value of £349.5 million (31 December 2009 - £415.1 million), all with residual maturities greater than 10 years.

Risk and capital management (continued)

Market risk: Structured Credit Portfolio (continued)

Key points

•

The reduction of total portfolio notionals was driven by sales of AUD and USD denominated CLO assets and amortisation of MBS assets. The sales were partially offset by foreign exchange translation on USD denominated assets, particularly CDO and other ABS assets.

•	Fair values reduced significantly less than the notionals. The divergence was due to a rally in risk assets during 2010, where CDO and other ABS assets rallied strongly from the 2009 year end prices.

Interest rate risk

The table below shows the structural interest rate VaR for the Group's retail and commercial businesses and non-traded interest rate VaR, analysed by currency.

	30 June 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate VaR	56.8	42.1	77.5	42.1	72.6	101.3	101.3	53.3

	30 June 2010	31 December 2009
	£m	£m

EUR	4.3	32.2
GBP	12.0	111.2
USD	36.9	42.1
Other	14.6	9.0

Note:

(1)	As of and for the six months ended.

Key points

•	The sterling interest rate VaR has reduced significantly as a result of the hedging of the proceeds from the B-share issuance in December 2009.

•	The Euro interest rate VaR significantly reduced following legal separation of ABN AMRO and RBS NV on 1 April 2010.

Risk and capital management (continued)

Market risk: Sensitivity of net interest income*

The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income (NII) through its management of market risk in the Group's retail and commercial portfolios, whilst balancing the cost of such hedging activities on the current net revenue stream.

The following table shows the sensitivity of NII over the next twelve months to an immediate up and down 1% change to all interest rates.

	30 June 2010	31 December 2009
	£m	£m

+ 100bp shift in yield curves	429	510
- 100bp shift in yield curves	(364)	(687)

The base case projected NII is based on the Group's period end balance sheetand forward rate paths implied by the yield curve at 30 June 2010. Contractual repricing dates are used when available. Where contractual repricing dates are not held an estimate of the likely timing and extent of any rate change is used. The projection also includes the expected effects of behavioural options such as the prepayment of residential mortgages. The reported sensitivities show how this projected NII would change in response to an immediate parallel shift to all market rates.

The scenarios used are simplified in that they assume all interest rates for all currencies and maturities move simultaneously and by the same amount. The scenarios do not incorporate new business or potential management actions taken to mitigate the impact of the interest rate risk shock.

The Group remains asset sensitive. The position reflects the assumed margin uplift from the removal of embedded deposit floors and slower mortgage prepayment speeds in higher rate environments. The position also reflects the Group's view that market rates are more likely to rise than decline from levels implied by the forward yield curve.

* Not reviewed

Risk and capital management (continued)

Market risk: Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.  For more details, refer to the Group's 2009 Report and Accounts - Risk, capital and liquidity management section, included within the Business review.

The table below details the Group's structural foreign currency exposures.

	Net assets of overseas operations	RFS Holdings minority interest	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

30 June 2010
US dollar	17,536	2	17,534	(2,846)	14,688	(4,205)	10,483
Euro	7,192	104	7,088	(778)	6,310	(2,191)	4,119
Other non-sterling	5,219	266	4,953	(3,703)	1,250	-	1,250

	29,947	372	29,575	(7,327)	22,248	(6,396)	15,852

31 December 2009
US dollar	15,589	(2)	15,591	(3,846)	11,745	(5,696)	6,049
Euro	21,900	13,938	7,962	(2,351)	5,611	(3,522)	2,089
Other non-sterling	5,706	511	5,195	(4,001)	1,194	-	1,194

	43,195	14,447	28,748	(10,198)	18,550	(9,218)	9,332

Note:

(1)	The economic hedges represent US dollar and Euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key point

•

Structural foreign currency exposures have increased in sterling terms due to exchange rate movements and reduced hedging. The increased exposures more effectively offset retranslation movements in RWAs, reducing the sensitivity of the Group's capital ratios to exchange rate movements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary